16003632

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8- 51126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERKINS FUND MARKETING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 JOHN STREET
(No. and Street)

SOUTHPORT (City) CT (State) 06890 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILMAN C. PERKINS (203) 418-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

142 LOWELL ROAD, UNIT 17 #219 (Address) HUDSON (City) NH (State) 03051 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GILMAN C. PERKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERKINS FUND MARKETING, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES P. PALSA
NOTARY PUBLIC
My Commission Expires August 31, 2018

PERKINS FUND MARKETING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Perkins Fund Marketing, LLC

We have audited the accompanying financial statements of Perkins Fund Marketing, LLC (a Connecticut limited liability company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Perkins Fund Marketing, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Perkins Fund Marketing, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Perkins Fund Marketing, LLC's financial statements. The supplemental information is the responsibility of Perkins Fund Marketing, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Hudson, NH
February 16, 2016

PERKINS FUND MARKETING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets		
Cash		$ 230,294.
Accounts Receivable		18,109.
Deposit - Rent		6,600.
Furniture & Fixtures	$ 124,677.	
Less: Accumulated Depreciation	(109,514.)	15,163.
Other Securities		17,451.
Total Assets		$ 287,617.
Liabilities & Members' Equity		
Liabilities:		
Accounts payable and accrued liabilities		$ 26,223.
Total Liabilities		26,233.
Members' Equity:		
Members' Equity		261,394
Total Liabilities & Members' Equity		$ 287,617.

ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

PERKINS FUND MARKETING, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues		
Fee Income		$3,154,750.
Unrecognized Gain on Securities		3,063.
Rental Income		10,800.
Dividend Income		270.
Interest Income		520.
Total Revenues		3,169,403.
Expenses:		
Professional and Registration Fees	$ 210,641.	
Registered Representative Compensation	475,363.	
Occupancy Costs	97,325.	
Employee Salaries and Benefits	1,260,487.	
Other Operating Expenses	317,745.	
Total Expenses		2,361,561.
Net Profit		$ 807,842.

ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

PERKINS FUND MARKETING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Members' equity at beginning of year	$ 212,202.
Net Profit	807,842.
Members' contributions	-
Members' distributions	(758,650.)
Members' equity at end of year	$ 261,394.

ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

PERKINS FUND MARKETING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net Profit		$ 807,842.
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 6,928.	
Increase in accounts receivable	(12,852.)	
(Decrease) in accrued liabilities	(1,288.)	
Increase in other assets	(3,063.)	
Total adjustments		(10,275.)
Net cash provided by operating activities		797,567.
Cash flows from investing activities:		
Purchase of furniture & equipment		(6,928.)
Cash flows from financing activities:		
Contributions by members	-	
Distributions to members	(758,650.)	
Net cash (used in) financing activities		(758,650.)
Net increase in cash		31,989.
Cash at beginning of year		198,305.
Cash at end of year		$ 230,294.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -0-
Income Taxes	$ -0-

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

PERKINS FUND MARKETING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in Delaware in May 1999. It operates as a registered broker-dealer under the Securities and Exchanged Act of 1934. The company acts principally as an agent in the sale of private hedge funds.

Organizational Structure

The Company is organized as a Limited Liability Company. Under this form of organization, the members are not liable for the debts of Perkins Fund Marketing, LLC. The company shall be dissolved on December 31, 2027, unless the term shall be extended by an amendment of the Operating Agreement and the Certificate of Formation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

Property and Equipment

Property and equipment are stated at cost. Depreciation on equipment is calculated based on the accelerated depreciation method over the estimated useful lives of the assets. Depreciation expense for 2015 was $6,928.

Management's Review for Subsequent Events

Management had evaluated subsequent events through January 26, 2016, the date which the financial statements were available to be issued.

Securities

Management values its securities based on market value as of December 31, 2015.

PERKINS FUND MARKETING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 2- INCOME TAXES

The Company has chosen to be treated as a sole proprietorship and as a disregarded entity for federal and state income tax purposes. They are not taxpaying entities for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the company had no unrecognized tax benefits as of December 31, 2015.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $218,904 at December 31, 2015, which exceed required net capital of $5,000 by $213,904. The ratio of aggregate indebtedness to net capital at December 31, 2015 was 11.98%.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company leases an automobile for the member under an operating lease.

The Company leases its office space from Southport Station Office Center, at 107 John Street, Southport, Connecticut under a five year operating lease. The total rent expense for 2015 was $69,600. The current lease terminates on March 31, 2019.

At December 31, 2015, the minimum lease payments under the terms of all lease agreements were as follows:

Year ending December 31,	
2015	$ 78,957.
2016	78,957.
2017	75,749.
2018	74,400.
2019	18,750.
	$326,813.

NOTE 5- OFF BALANCE SHEET RISK

The Company has no material off balance sheet credit risk as of the financial statement date.

PERKINS FUND MARKETING, LLC

Schedule I

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1

Period Ending:		**December 31, 2015**
Assets		
Allowable Assets:		
Checking	$	179,722.94
Money Market	$	50,570.61
Accounts Receivable - Allowable	$	-
Investment - NASDAQ QMX	$	17,451.00
Total Allowable Assets	$	247,744.55
Nonallowable Assets:		
Accounts Receivable - Non Allowable	$	18,109.49
Security Deposit	$	6,600.00
Fixed Assets Net of Depreciation	$	15,162.99
Prepaid Expenses	$	-
Total Nonallowable Assets	$	39,872.48
Total Assets	$	287,617.03
Liabilities and Stockholders' Equity		
Aggregate Indebtedness		
Accounts Payable	$	13,650.18
Accrued Expenses	$	-
Credit Cards	$	12,573.14
Total Aggregate Indebtedness	$	26,223.32
Equity		
Members' Equity	$	261,393.71
Total Equity	$	261,393.71
Total Liabilities and Stockholders' Equity	$	287,617.03

PERKINS FUND MARKETING, LLC

Schedule I

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1

Period Ending:		**December 31, 2015**
Total Assets	$	287,617.03
Less Total Liabilities	$	26,223.32
Net Worth	$	261,393.71
Less Nonallowable Assets	$	39,872.48
Tentative Net Capital	$	221,521.23
Less Haircuts	$	(2,617.65)
Net Capital	$	218,903.58
Minimum Net Capital Per Rule15c3-1	$	5,000.00
Excess Net Capital	$	213,903.58
Ratio of Aggregate Indebtedness to Net Capital		11.98%

There were no material differences between the audited computation and the unaudited computation filed for the FOCUS report/Form 1-FR.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Perkins Fund Marketing, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Perkins Fund Marketing, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Perkins Fund Marketing, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) Perkins Fund Marketing, LLC stated that Perkins Fund Marketing, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Perkins Fund Marketing, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Perkins Fund Marketing, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 16, 2016

PFM Perkins
Fund Marketing

February 11, 2016

On behalf of Perkins Fund Marketing, LLC, I, as managing member, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2015:

- Perkins Fund Marketing, LLC claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision.
- Perkins Fund Marketing, LLC did not hold any customer funds or securities at any time during the year.
- Perkins Fund Marketing, LLC met the identified exemption provisions throughout the reporting period of January 1, 2015 thru December 31, 2015 without exception.

Gilman C. Perkins
Managing Member
Perkins Fund Marketing, LLC

PERKINS FUND MARKETING, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243
FAX (603) 369-6019

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member of Perkins Fund Marketing, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Perkins Fund Marketing, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Perkins Fund Marketing, LLC's compliance with the applicable instructions of Form SIPC-7. Perkins Fund Marketing, LLC's management is responsible for Perkins Fund Marketing, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in July 2015 and February 2016, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 16, 2016

PERKINS FUND MARKETING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2015

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 7,916**
Less Payments Made:		
Date Paid	**Amount**	
07-23-15	**$ 2,429**	
		(2,429)
Interest on late payment(s)		**—**
Total Assessment Balance or Overpayment		**$5,487**
Payment made with Form SIPC 7		**$5,487**

See Accountant's Report

PERKINS FUND MARKETING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2015

Total revenue	**$3,169,403**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**3,063**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 3,063**
SIPC NET OPERATING REVENUES	**$3,166,340**
GENERAL ASSESSMENT @ .0025	**$ 7,916**

See Accountant's Report